October 9, 2013

VIA EDGAR

Jennifer Thompson

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549-3561

Re:	GameStop Corp.

Form 10-K for the year ended February 2, 2013

Filed April 3, 2013

Commission File No. 001-32637

Dear Ms. Thompson:

Consistent with the telephone conversation between Ms. Lisa Sellars, Staff Accountant, and myself on October 4, 2013, this letter will confirm that Ms. Sellars agreed to extend the time for GameStop Corp. (the “Company”) to respond to the comment letter, dated October 2, 2013, regarding the above-referenced filing, until October 23, 2013. Accordingly, the Company will respond on or before such revised due date.

If you have any questions or comments, please call me at (817) 424-2000. My facsimile number is (817) 722-7766.

Sincerely,

/s/ Troy W. Crawford
Troy W. Crawford
Senior Vice President and Chief Accounting Officer GameStop Corp.

CC: Ms. Lisa Sellars

        Mr. Andrew Blume